# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: X-Energy, Inc., CIK 0002088896
CUSIP: 98386P102
Title of class of securities: Class A common stock, par value $0.0001
Address of issuer's principal executive offices: 530 Gaither Road, Suite 700, Rockville, Maryland (MD), 20850
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001018724

## Reporting persons
- Amazon.com, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 65,836,948; shared voting power 0; sole dispositive power 65,836,948; shared dispositive power 0; aggregate amount beneficially owned 65,836,948 (22.9% of the class)

## Item 1. Issuer
Name of issuer: X-Energy, Inc.
Address of issuer's principal executive offices: 530 Gaither Road, Suite 700, Rockville, MD 20850

## Item 2. Person Filing
Name of person filing: Amazon.com, Inc.
Address of principal business office or, if none, residence: 410 TERRY AVENUE NORTH, SEATTLE, WA, 98109
Citizenship: DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
65,836,948

Amazon.com NV Investment Holdings LLC ("NV Holdings"), a wholly-owned subsidiary of Amazon.com, Inc. ("Amazon"), is the record holder of the shares of Class A common stock, par value $0.0001 ("Class A common stock"). Amazon has sole voting and investment power with respect to the shares held by NV Holdings.
Percent of class:
22.9%

The percent of class beneficially owned by Amazon was calculated assuming 287,458,734 shares of Class A common stock of X-Energy, Inc. (the "Issuer") outstanding as of June 2, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, filed with the Securities and Exchange Commission on June 4, 2026.
Sole power to vote or to direct the vote: 65,836,948
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 65,836,948
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Amazon.com, Inc.: /s/ Susan K. Jong, Susan K. Jong, Vice President and Secretary (08/06/2026)